SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

SAFENET, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

78645R107
(CUSIP Number)

Walter W. Straub
Rainbow Technologies, Inc.
50 Technology Drive
Irvine, California 92618
(949) 450-7300

Copies to:

Steve L. Camahort
Wilson Sonsini Goodrich & Rosati, Professional Corporation
One Market
Spear Tower, Suite 3300
San Francisco, CA 94105
(415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

October 22, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78645R107

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

	Rainbow Technologies, Inc.		I.R.S. Identification No. 95-3745398

2	Check The Appropriate Box If A Member Of A Group		(a) ☐
	(See Instructions)		(b) ☐

3	SEC Use Only

4	SOURCE OF FUNDS (See Instructions) OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). N/A

6	Citizenship or Place Of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A

	8	Shared Voting Power
1,643,582 shares of Common Stock (1)

	9	Sole Dispositive Power
N/A

	10	Shared Dispositive Power
N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,643,582 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)

13	Percent of Class Represented by Amount In Row (11) 11.7%

14	Type of Reporting Person (See Instructions) CO

(1)	1,643,582 shares of SafeNet, Inc. (“SafeNet”) common stock (“SafeNet Common Stock”) are subject to SafeNet Voting Agreements entered into by Rainbow Technologies, Inc. (“Rainbow”) and certain stockholders of SafeNet (discussed in Items 3 and 4 below). Rainbow expressly disclaims beneficial ownership of any of the shares of SafeNet Common Stock covered by the SafeNet Voting Agreements. Based on the number of shares of SafeNet Common Stock outstanding as of October 22, 2003, the number of shares of SafeNet Common Stock covered by the SafeNet Voting Agreements represents approximately 11.7% of the outstanding SafeNet Common Stock.

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the “SafeNet Common Stock”), of SafeNet, Inc., a Delaware corporation (“SafeNet”). The principal executive offices of SafeNet are located at 8029 Corporate Drive, Baltimore, Maryland 21236.

Item 2. Identity and Background.

     The name of the corporation filing this statement is Rainbow Technologies, Inc., a Delaware corporation (“Rainbow”). Rainbow is a global provider of Information Technology security solutions. Rainbow’s principal business address is 50 Technology Drive, Irvine, California 92618. The address of Rainbow’s executive offices is the same as the address of its principal business.

     Set forth on Schedule A is the name of each of the directors and executive officers of Rainbow along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Rainbow’s knowledge. To Rainbow’s knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

     During the last five years neither Rainbow nor, to the best of Rainbow’s knowledge, any of the other individuals referred to in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years neither Rainbow nor, to the best of Rainbow’s knowledge, any of the other individuals referred to in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to an Agreement and Plan of Reorganization, dated as of October 22, 2003 (the “Merger Agreement”), by and among SafeNet, Ravens Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SafeNet (“Merger Sub”), and Rainbow, and subject to the conditions set forth therein (including approval by stockholders of SafeNet and Rainbow), Merger Sub will merge with and into Rainbow (the “Merger”) with Rainbow as the surviving corporation of the Merger (the “Surviving Corporation”), and Rainbow will become a wholly owned subsidiary of SafeNet.

     As a condition and inducement for Rainbow to enter into the Merger Agreement and in consideration thereof, certain stockholders of SafeNet entered into individual voting agreements with Rainbow (collectively the “SafeNet Voting Agreements”) whereby each such stockholder (collectively, the “SafeNet Voting Agreement Stockholders”) agreed, severally and not jointly, to vote all of the shares of SafeNet Common Stock beneficially owned by such SafeNet Voting Agreement Stockholder at any SafeNet stockholders meeting (i) in favor of the issuance of shares of SafeNet Common Stock pursuant to the Merger Agreement, (ii) against any Parent Acquisition Proposal (as defined in the Merger Agreement), and (iii) against any change in a majority of the members of the Board of Directors of SafeNet. Rainbow did not pay any consideration to any SafeNet Voting Agreement Stockholder in connection with the execution and delivery of the SafeNet Voting Agreements.

     References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by Rainbow on October 24, 2003.

     References to, and descriptions of, the SafeNet Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the form of the SafeNet Voting Agreement included as Exhibit 99.2 to the Form 8-K filed by Rainbow on October 24, 2003.

Item 4. Purpose of Transaction.

     (a)  Not applicable.

     (b)  The information set forth in Item 3 is incorporated by reference herein.

     As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into Rainbow in a statutory merger pursuant to the applicable provisions of Delaware law. At the effective time of the Merger (the “Effective Time”), the separate existence of Merger Sub will cease and Rainbow will continue as the Surviving

Corporation and as a wholly owned subsidiary of SafeNet. Each holder of outstanding common stock of Rainbow, par value $0.001 per share (“Rainbow Common Stock”) will receive, in exchange for each share of Rainbow Common Stock held by such holder, 0.374 of a share of SafeNet Common Stock (the “Exchange Ratio”). SafeNet will assume outstanding options to purchase Rainbow Common Stock under Rainbow’s stock option plans.

     Pursuant to the SafeNet Voting Agreements, the SafeNet Voting Agreement Stockholders agreed, severally and not jointly, to vote all of the shares of SafeNet Common Stock beneficially owned by such SafeNet Voting Agreement Stockholder at any SafeNet stockholders meeting (i) in favor of the issuance of shares of SafeNet Common Stock pursuant to the Merger Agreement, (ii) against any Parent Acquisition Proposal (as defined in the Merger Agreement), and (iii) against any change in a majority of the members of the Board of Directors of SafeNet. A SafeNet Voting Agreement terminates upon the earlier to occur of (i) the date upon which the Merger Agreement is terminated, or (ii) the Effective Time.

     The purpose of the transactions under the SafeNet Voting Agreements is to enable SafeNet and Rainbow to consummate the transactions contemplated under the Merger Agreement.

     (c)  Not applicable.

     (d)  Pursuant to the Merger Agreement, Walter W. Straub and Arthur L. Money, who are currently directors of Rainbow, will be appointed to the SafeNet board of directors.

     (e)  Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)-(j) Not applicable.

     References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by Rainbow on October 24, 2003.

     References to, and descriptions of, the SafeNet Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the form of the SafeNet Voting Agreement included as Exhibit 99.2 to the Form 8-K filed by Rainbow on October 24, 2003.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference herein.

     As a result of the SafeNet Voting Agreements, Rainbow may be deemed to be the beneficial owner of at least 1,643,582 shares of SafeNet Common Stock. Such SafeNet Common Stock constitutes approximately 11.7% of the issued and outstanding shares of SafeNet Common Stock based on the number of shares of SafeNet Common Stock outstanding as of October 22, 2003. Rainbow may be deemed to have the shared power to vote such shares with respect to those matters described above. However, Rainbow (i) is not entitled to any rights as a stockholder of SafeNet as to the shares and (ii) disclaims any beneficial ownership of the shares of SafeNet Common Stock which are covered by the SafeNet Voting Agreements.

     To Rainbow’s knowledge, no person listed in Schedule A has an ownership interest in SafeNet.

     Set forth on Schedule B are the names of the stockholders of SafeNet that have entered into a SafeNet Voting Agreement with Rainbow, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Rainbow’s knowledge.

     (c)  To the knowledge of Rainbow, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d)  To the knowledge of Rainbow, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of SafeNet Common Stock covered by the SafeNet Voting Agreements.

     (e)  Not applicable.

     References to, and descriptions of the SafeNet Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the form of SafeNet Voting Agreement included as Exhibit 99.2 to the Form 8-K filed by Rainbow on October 24, 2003.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

     The information set forth and incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

     Other than the Merger Agreement and the exhibits thereto, including the form of SafeNet Voting Agreement described herein, to the knowledge of Rainbow, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of SafeNet, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

        The following documents are filed as exhibits:

1.	Agreement and Plan of Reorganization, dates as of October 22, 2003, by and among SafeNet, Inc., Ravens Acquisition Corp. and Rainbow Technologies, Inc.*

2.	Form of Voting Agreement, dated as of October 22, 2003, between Rainbow Technologies, Inc. and certain stockholders of SafeNet, Inc.*

* Incorporated by reference to the 8-K filed by Rainbow on October 24, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2003	RAINBOW TECHNOLOGIES, INC.

By: /S/ PATRICK FEVERY
Patrick Fevery
Chief Financial Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF
RAINBOW TECHNOLOGIES, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Rainbow. Except as indicated below, the address of each such person is c/o Rainbow Technologies, Inc., 50 Technology Drive, Irvine, California 92618. To Rainbow’s knowledge, each of the individuals identified below is a citizen of the United States, other than Shaun Abbott, who is a citizen of Canada.

Name and Title in	Present Principal Occupation and
Rainbow Technologies, Inc.	Name of Employer

Directors of Rainbow

Walter Straub Chairman, President and Chief Executive Officer

Richard P. Abraham Director	President Pacific Associates 851 North Shore Road P.O. Box 2149 Belfare, WA 98528

Frederick M. Haney Director	President Venture Management 3433 Paseo del Campo Palos Verdes Estates, CA 90274

Marvin Hoffman Director	Vice Chairman and CIO National Technical Systems, Inc. 24007 Ventura Boulevard, Suite 200 Calabasas, California 91302

Arthur L. Money Director	President ALM Consulting 3803 Riverwood Road Alexandria, VA 22309

Executive Officers of Rainbow (who do not also serve as Directors of Rainbow):

Patrick Fevery Vice President of Finance and Chief Financial Officer

James Kopycki Senior Vice President of Rainbow and President of Mykotronx, Inc.

Shawn Abbott President of Rainbow eSecurity Division

Cheryl Baffa Vice President of Worldwide Human Resources

Schedule B

     The following table sets forth the name and present principal occupation or employment of each SafeNet stockholder that entered into a voting agreement with Rainbow. Except as indicated below, the business address of each such person is c/o SafeNet, Inc., 8029 Corporate Drive, Baltimore, Maryland 21236.

	Present Principal Occupation
Name and Business Address	or Employment	Shares Beneficially Owned

Directors of SafeNet:

Anthony Caputo Chairman, Chief Executive Officer and President		916,200

Thomas A. Brooks Director	Consultant	52,584

Andrew E. Clark Director	Chairman and President Wheatfield Ventures LLC 10419 Queensway Drive Ellicot City, MD 21042	33,250

Shelley A. Harrison Director	Consultant	103,334

Ira A. Hunt, Jr. Director	Retired	73,334

Bruce R. Thaw Director	President and Chief Executive Officer Bulbtronics, Inc. 45 Banfi Plaza Farmingdale, NY 11735	292,334

Executive Officers of SafeNet (who do not also serve as Directors of SafeNet):

Carole D. Argo	Senior Vice President, Chief Financial Officer, Secretary and Treasurer	98,399

Sean R. Price	Senior Vice President, Worldwide Sales	57,897

Chris S. Fedde	Senior Vice President, Enterprise Security Division	16,250

David Potts	Senior Vice President, Embedded Security Division	0